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ANNUAL AUDITED REPORT
FORM X-17A-5 /a
PART III

SEC FILE NUMBER
8- 68791

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: KEISER ANALYTICS, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

139 FULTON STREET SUITE 512
(No. and Street)

NEW YORK (City) NY (State) 10038 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

KIMBERLY NEELY 978-270-5055
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EDWARD RICHARDSON JR. CPA
(Name – *if individual, state last, first, middle name*)

15565 NORTHLAND DR., SUITE 508 WEST (Address) SOUTHFIELD (City) MI (State) 48075 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, RICHARD G. KEISER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of KEISER ANALYTICS, LLC, as of DECEMBER 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

PRESIDENT

Title



Notary Public

Jamie Francis
Notary Public State of New York
NO 01FR6112394
Qualified in Suffolk County
Commission Expires July 6, 2020

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KEISER ANALYTICS, LLC
FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION
FOR THE YEAR ENDED
DECEMBER 31, 2016

Contents

Edward Richardson Jr., CPA
15565 Northland Dr W Ste 508
Southfield, MI 48075
248-559-4514

Independent Auditor's Report

Board of Directors
Keiser Analytics, LLC
139 Fulton Street
New York, NY 10038

Report on the Financial Statements

I have audited the accompanying statement of financial condition of Keiser Analytics, LLC as of December 31, 2016 and the related statements of income, changes in stockholder's equity, changes in liabilities to claims of general creditors, and cash flows for the year ended. These financial statements are the responsibility of Keiser Analytics, LLC management. My responsibility is to express an opinion on these financial statements based on my audit.

Auditor's Responsibility

I conducted this audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

Opinion

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Keiser Analytics, LLC as of December 31, 2016, and results of its operations and its cash flows to the year then ended in conformity with accounting principles generally accepted in the United States.

Other Matters

The Supplemental Information has been subjected to audit procedures performed with audit of Keiser Analytics, LLC financial statements. Supplemental Information is the responsibility of Keiser Analytics, LLC's management. My audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information . In forming my opinion on the Supplemental Information, I evaluated whether the Net Capital Computation, including its

form and content is presented in conformity 17 C.F.R. # 240 17a-5. In my opinion, the Net Capital Computation is fairly stated, in all material respects, in relation to the financial statements as a whole.

Edward Richardson Jr. CPA

Edward Richardson Jr., CPA
Southfield, MI. 48075
February 10, 2017

KEISER ANALYTICS, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

Assets

Cash	$	7,990
Accounts receivable	$	10,000
Prepaid expense		3,593
Furniture and equipment *(net of accumulated depreciation of $133)*		0
Total assets	**$**	**21,583**

Liabilities and Member Capital

Liabilities		
Accounts and accrued expenses payable	$	548
Total liabilities		**548**
Member's capital		
Member capital		21,035
Total member's capital		**21,035**
Total liabilities and member capital	**$**	**21,583**

The accompanying notes are an integral part of the financial statements.

KEISER ANALYTICS, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED
DECEMBER 31, 2016

Revenue	
Data revenue	$ 30,000
Research revenue	$ 728
Total revenue	**30,728**
Expenses	
Rent	14,176
Professional fees	13,500
Technology and communication	4,658
Regulatory fees	1,682
Insurance	425
Dues and Subscriptions	249
Depreciation	133
Other	299
Total expenses	**35,122**
Net Income	**$ (4,394)**

The accompanying notes are an integral part of the financial statements.

KEISER ANALYTICS, LLC
STATEMENT OF CHANGES IN MEMBER CAPITAL
FOR THE YEAR ENDED
DECEMBER 31, 2016

Member capital, beginning	$	25,429
Capital contributions		
Capital distribution		
Net Income		(4,394)
Member capital, December 31, 2016	**$**	**21,035**

The accompanying notes are an integral part of the financial statements.

KEISER ANALYTICS, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED
DECEMBER 31, 2016

Cash flows from operating activities		
Net Income	$	(4,394)
Adjustments to reconcile net (loss) to net cash used in operating activities:		
Depreciation		133
Changes in operating assets and liabilities		
Increase in accounts receivable		(10,000)
Increase in prepaid expenses		(797)
Decrease in accounts payable and accrued expenses		(567)
Net cash used in operating activities		**(11,231)**
Cash flows from investing activities		
Security Deposit		(115)
Net cash used by investing activities		**(115)**
Cash flows from financing activities		
Member contributions		
Capital distribution to member		
Net cash provided by financing activities		**0**
Decrease in cash		**(15,740)**
Cash, beginning of period		23,730
Cash, end of year	**$**	**7,990**

Supplementary disclosures of cash flow information		
Cash paid during the year for:		
Income taxes	$	-
Interest expense		-

The accompanying notes are an integral part of the financial statements.

KEISER ANALYTICAL, LLC
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2016

NOTE A – SUMMARY OF ACCOUNTING POLICIES

Accounting principles followed by Keiser Analytics, LLC (the Company) and the methods of applying those principles which materially affect the determination of financial position, results of operation and cash flows are summarized below:

Organization

Keiser Analytics, LLC ('the Company') is registered as a broker and dealer in securities pursuant to Section 15 (b) of the Securities and Exchange Act of 1934. The Company was formed in April 2005 in the State of New York.

Description of Business

The Company, located in New York, NY is a broker and dealer in securities registered with the Securities and Exchanges Commission ("SEC") and is a member of FINRA. The Company operates under SEC Rule 15c3-3(k)(i), which provides "All customers transactions are cleared through another broker-dealer on a fully disclosed basis."

Recently Issued Accounting Pronouncements

The Company does not believe that the adoption of any recently issued, but not yet effective, accounting standards will have a material effect on its financial position and results of operations.

Basis of Accounting

The Company uses the accrual basis of accounting for financial statement and income tax reporting. Accordingly, revenues are recognized when services are rendered and expenses realized when the obligation is incurred.

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three month or less when purchased to be cash equivalents. Cash equivalents are carried at cost, which approximates marked value.

Basis of Presentation

The Company's financial statements are prepared in accordance accounting principles generally accepted in the United States.

Revenue Recognition

The Company typically enters into contracts with the clients calling for periodic retainer fees to

See accountants audit report.

be paid during the term of the arrangement. In some circumstances a success fee is to be paid out once the consulting agreement (the 'transaction') is successfully completed. This success fee is typically based on a percentage of the total consideration of the transaction, although in certain cases it may be a flat fee. Accordingly, the Company recognizes retainer fee in the period earned, with separate revenue recognition once each transaction is finalized.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents. All of the Company's cash and cash equivalents are held at high credit quality financial institutions.

Fair Value of Financial Instruments

Financial Accounting Standards Board Accounting Standards Codification ('ASC') 825, "Financial Instruments", requires the Company to disclosure estimated fair value for its financial instruments, Fair values estimates, methods, and assumptions are set forth below for the Company's financial instruments, The carrying amount of cash, accounts receivable, prepaid expenses and accounts payable and accrued expenses approximate fair value because of the short maturity of those instruments.

Financial instruments that are subject to fair value disclosure requirements are carried in the financial statements at an amount that approximates fair value and include cash and cash equivalents. Fair values are based on quoted market prices and assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates reflecting varying degrees of perceived risk.

Comprehensive Income

Statement of Financial Accounting Standards (SFAS) No. 130, Reporting Comprehensive Income, establishes requirements for disclosure of comprehensive income that includes certain items previously not included in the statement of income, including unrealized gains and losses on available-for-sales securities and foreign currency translation adjustment among others. During the year ended December 31, 2016, the Company did not have any components of comprehensive income to report.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

See accountants audit report.

Income Taxes

The Company is treated as a disregarded entity for federal and state income tax reporting purpose and, this no federal or state income tax expense had been recorded on the financial statements. Taxable income of the Company passed through to its member and reported on their individual tax return. The federal and state income tax returns of the individual are subject to examination by the IRS and state taxing authorities, generally for three years after they were filed.

Subsequent Events

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through February 10, 2017, which is the date the financial statement were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

NOTE B – NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-3 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

There were no material differences in the net amount reported as Net Capital in the audited Computation of Net Capital and the broker-dealer's corresponding unaudited Part IIA of the FOCUS report required under Rule 15c3-1.

NOTE C – POSSESSION OR CONTROL REQUIREMENTS

The Company does not have any possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEC Rule 15c-3-3(k)(i).

NOTE D – PREPAID EXPENSES

The amount, $3,593.00.

NOTE E – ACCOUNTS PAYABLE

The amount, $548.00, is owed to various creditors for professional services rendered.

See accountants audit report.

NOTE F – RENT

Rent Expense for the year ended December 31, 2016 was $14,176.44.

NOTE G – OPERATING LEASE

On February 28, 2014, the Company leased its corporate office facility under an operating lease agreement which expired on February 28, 2017. On February 28, 2017, the Company extended the lease of one year, which will expire on February 28, 2018. Under the terms of the lease, the Company has the option to cancel the lease provided a minimum of two months written notice is given to the landlord. Future minimum lease payments are as follows:

December 31, 2016	$14,176.44

NOTE H – PROPERTY AND EQUIPMENT

Property and equipment, net, consists on the following:

Office Equipment	$ 4,000.00
Accumulated Depreciation	(4,000.00)
Property and Equipment, Net	$ 0.00

KEISER ANALYTICS, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2016

Net capital		
Total equity capital	$	21,035
Liabilities subordinated to claims of general creditors allowable in computation of net capital		
Non-allowable assets		13,593
Net capital before haircuts and undue concentration on securities positions		**7,442**
Haircuts and undue concentration on securities positions		--
	$	**7,442**
Aggregate indebtedness		
Items included in the statement of financial condition:		
Accrued expenses and other liabilities	$	548
	$	**548**
Ratio: aggregate indebtedness to net capital		.07 to 1
Computation of basis net capital requirement		
Minimum net capital required	$	5,000
Excess net capital at 100%	$	2,442

Reconciliation of December 31, 2016 audited computation of net capital and Company's unaudited December 31, 2016 Part IIA filing.

Unaudited December 31, 2016 net capital per December 31, 2016 Part IIA filing	$	7,442
Audit adjustments		--
Net capital	**$**	**7,442**

The accompanying notes are an integral part of the financial statements.

KEISER ANALYTICS, LLC
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
FOR BROKER/DEALER UNDER RULE 15c3-3 OF THE SECURITIES
EXCHANGE ACT OF 1934
DECEMBER 31, 2016

The company is exempt from SEC rule 15c3-3 pursuant to the exemptive provisions under sub-paragraph (k)(2)(i) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers."

The accompanying notes are an integral part of the financial statements.

REPORT ON BROKER DEALER EXEMPTION

For the year ended December 31, 2016

Edward Richardson, Jr., CPA
15565 Northland Suite 508 West
Southfield, MI. 48075

February 10, 2017

Board of Directors
Keiser Analytics, LLC
139 Fulton Street
Suite 512
New York, NY 10038

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

I have reviewed management's statements, included in the accompanying Representation Letter of Exemptions, in which (1) Keiser Analytics, LLC, identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Keiser Analytics, LLC., claimed an exemption from 17 C.F.R. § 15c3-3(k)(2)(i), and (2) Keiser Analytics, LLC., stated that Keiser Analytics, LLC. met the identified exemption provisions throughout the most recent fiscal year without exception Keiser Analytics, LLC.'s management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Keiser Analytical, LLC.'s compliance with the exemption provisions. A review is substantially less in scope that an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I'm not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.



Edward Richardson, Jr., CPA

Keiser Analytics LLC
139 Fulton St., Suite 512
New York, NY 10038

February 10, 2017

Edward Richardson, Jr. CPA
15565 Northland Drive
Suite 508 West
Southfield, MI 48075

RE: Exemption Statement Rule 15c3-3 (k) (2) (i) for FYE December 31, 2016

Dear Mr. Richardson Jr.,

Please be advised that Keiser Analytics, LLC has complied with Exemption Rule 15c3-3 (k) (2) (i), for the period of January 1, 2016 through December 31, 2016. Keiser Analytics, LLC, Inc. did not hold customer securities or funds at any time during this period and does business on a limited basis (research and analysis). Keiser Analytics, LLC's past business has been of similar nature and has complied to this exemption since its inception, October 12, 2011.

Richard G. Keiser, the president of Keiser Analytics, LLC has made available to Edward Richardson all records and information including all communications from regulatory agencies received through the date of this review December 31, 2016.

Richard G. Keiser has been responsible for compliance with the exemption provision throughout the fiscal year. Also, there were not any know events or other factors that might have affected Keiser Analytics, LLC.'s compliance with this exemption.

If you would like additional information or have any questions, feel free to call me directly at (917) 328-3135.

Very truly yours,



Keiser Analytics, LLC.
Richard G. Keiser
President

REPORT ON SIPC ASSESSMENT RECONCILIATION

For the year ended December 31, 2016

Edward Richardson Jr., CPA
15565 Northland Drive
Suite 508 West
Southfield, MI 48075

To the Members of
Keiser Analytics, LLC
139 Fulton Street
Suite 512
New York, NY 10038

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS

In accordance with Rule 17a-5©(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the period January 1, 2016 to December 31, 2016, which were agreed to by Keiser Analytics, LLC. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and the SIPC, solely to assist you and other specified parties in evaluating Keiser Analytics, LLC Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7). Keiser Analytics, LLC's management is responsible for Keiser Analytics, LLC compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures were performed and our findings are as follows:

1. Compared the listed assessment payments represented on Form SIPC-7 with the respective cash disbursements record entries, including check amount of $0.00.

2. Compared audited Total Revenue for the period of January 01, 2016 through the December 31, 2016 (fiscal year-end) with the amounts reported on Form SIPC-7 for the same period noting no reportable reconciliation differences.

3. Compared any adjustments reported Form SIPC-7 with supporting schedules and work papers, to the extent such exists, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected on Form SIPC-7 noting no differences.

5. If applicable, compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed. According to our findings, Keiser Analytics, LLC had no reportable differences.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you
This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Edward Richardson Jr CPA

February 10, 2017